Exhibit 23.1

Onestop Assurance PAC 10 Anson Road #06-15 International Plaza Singapore, 079903 Email: contact@onestop-audit.com Website: www.onestop-audit.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-1 of our report dated April 15, 2025 on the consolidated balance sheets of Society Pass Incorporated and subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and other comprehensive loss, consolidated statements of shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”), appearing in the Company’s Annual Report on Form 10-K of Society Pass Incorporated as of and for the year ended December 31, 2024.

/s/ Onestop Assurance PAC

Onestop Assurance PAC Singapore

July 29, 2025